Filed by Colombier Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colombier Acquisition Corp. II

Commission File No. 001-41874

Date: March 24, 2025

Omeed Malik, the Chief Executive Officer and Chairman of the Board of Directors of Colombier Acquisition Corp. II (“Colombier”), and Andrew Nasser, Chief Investment Officer and Co-President of Colombier, made the following communications on March 24, 2025. Colombier is party to a previously disclosed Business Combination Agreement, dated as of January 6, 2025, with Metroplex Trading Company, LLC (doing business as GrabAGun.com).